UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of Report: May 14, 2007
Commission file number 1- 32479
TEEKAY LNG PARTNERS L.P.
(Exact name of Registrant as specified in its charter)
Bayside House
Bayside Executive Park
West Bay Street & Blake Road
P.O. Box AP-59212, Nassau, Bahamas
(Address of principal executive office)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑  Form 40- F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).
Yes ☐  No ☑
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).
Yes ☐  No ☑
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐  No ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-___

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENT OF THE PARTNERSHIP:
• REGISTRATION STATEMENT ON FORM F-3 (NO. 333-137697) ORIGINALLY FILED WITH THE SEC ON SEPTEMBER 29, 2006
FORWARD LOOKING STATEMENTS
This Form 6-K contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended), which reflect management’s current views with respect to certain future events and performance, including statements regarding: Teekay LNG Partners L.P. (or the Partnership) estimated increase in cash distributions commencing in the second quarter of 2007; and expected tax results. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statements: failure of Teekay GP L.L.C. to authorize increased cash distributions to unitholders; the unit price of equity offerings to finance acquisitions; changes in production of LNG or LPG or crude oil, either generally or in particular regions; less than anticipated revenues or higher than anticipated costs or capital requirements; changes in trading patterns significantly affecting overall vessel tonnage requirements; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations; the potential for early termination of long-term contracts and inability of the Partnership to renew or replace long-term contracts; LNG and LPG project delays, shipyard production delays; the Partnership’s ability to raise financing to purchase additional vessels or to pursue LNG or LPG projects; changes to the amount or proportion of revenues, expenses, or debt service costs denominated in foreign currencies; and other factors discussed in the Partnership’s filings from time to time with the SEC, including its Report on Form 20-F for the fiscal year ended December 31, 2006. The Partnership expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Partnership’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.
Item 1 — Information Contained in this Form 6-K Report
First Quarter Results
For the quarter ended March 31, 2007, we generated voyage revenues of $58.3 million and net income of $1.4 million, compared to voyage revenues and net income of $44.1 million and $0.8 million for the quarter ending March 31, 2006. The results for the first quarters of 2007 and 2006 included foreign currency translation losses of $4.8 million and $7.8 million, respectively, primarily relating to long-term debt denominated in Euros. On May 14, 2007, we paid a cash distribution of $0.4625 per unit ($1.85 per unit on an annualized basis) for the quarter ended March 31, 2007.
2007 Expected Distributions
As previously announced, the Partnership anticipates that it will raise its quarterly cash distribution by 15% to $0.53 per unit ($2.12 per unit on an annualized basis), commencing with the distribution relating to the second quarter of 2007. This expected increase reflects the delivery of the RasGas II Liquefied Natural Gas (LNG) carriers in December 2006 and the first quarter of 2007, and the acquisition of the Dania Spirit in January 2007. Estimates of potential increases in cash distributions to unitholders for 2007 are based on current estimates of the Partnership’s future operating results and capital requirements. Any increases will be subject to, among other things, actual operating results and capital requirements and will require the approval of Teekay GP L.L.C., the Partnership’s general partner.
Selected Material U.S. Federal Income Tax Consequences
This section is a discussion of selected material U.S. federal income tax considerations that may be relevant to prospective common unitholders who are individual citizens or residents of the United States and, unless otherwise noted in the following discussion, is the opinion of Perkins Coie LLP, counsel to the general partner and us, insofar as it relates to matters of U.S. federal income tax law and legal conclusions with respect to those matters. This section is based upon provisions of the U.S. Internal Revenue Code of 1986 (or the Internal Revenue Code) as in effect on the date of this Form 6-K Report, existing final, temporary and proposed regulations thereunder (or Treasury Regulations) and current administrative rulings and court decisions, all of which are subject to change. Changes in these authorities may cause the tax consequences to vary substantially from the consequences described below. Unless the context otherwise requires, references in this section to “we”, “our” or “us” are references to Teekay LNG Partners L.P. and its direct or indirect wholly owned subsidiaries that have properly elected to be disregarded as entities separate from Teekay LNG Partners L.P. for U.S. federal tax purposes.
The following discussion does not comment on all U.S. federal income tax matters affecting us or the unitholders. Moreover, the discussion focuses on unitholders who are individual citizens or residents of the United States and hold their units as capital assets and has only limited application to corporations, estates, trusts, non-U.S. persons or other unitholders subject to specialized tax treatment, such as tax-exempt entities (including IRAs), regulated investment companies (mutual funds) and real estate investment trusts (or REITs). Accordingly, we urge each prospective unitholder to consult, and depend on, his own tax advisor in analyzing the U.S. federal, state, local and non-U.S. tax consequences particular to him of the ownership or disposition of common units.
     All statements as to matters of law and legal conclusions, but not as to factual matters, contained in this section (“—Selected Material U.S. Federal Income Tax Consequences”), unless otherwise noted, are the opinion of Perkins Coie LLP and are based on the accuracy of the representations made by us to Perkins Coie LLP for purposes of their opinion.
     Except as described below under “— Classification as a Partnership,” no ruling has been or will be requested from the IRS regarding any matter affecting us or prospective unitholders. Instead, we will rely on opinions of Perkins Coie LLP. Unlike a ruling, an opinion of counsel represents only that counsel’s best legal judgment and does not bind the IRS or the courts. Accordingly, the opinions of Perkins Coie LLP may not be sustained by a court if contested by the IRS. Any contest of this nature with the IRS may materially and adversely impact the market for the common units and the prices at which common units trade. In addition, the costs of any contest with the IRS, principally legal, accounting and related fees, will result in a reduction in cash available for distribution to our unitholders and our general partner and thus will be borne indirectly by our unitholders and our general partner. Furthermore, our tax treatment, or the tax treatment of an investment in us, may be significantly modified by future legislative or administrative changes or court decisions. Any modifications may or may not be retroactively applied.
     Classification as a Partnership
For purposes of U.S. federal income taxation, a partnership is not a taxable entity, and although it may be subject to withholding taxes on behalf of its partners under certain circumstances, a partnership itself incurs no U.S. federal income tax liability. Instead, each partner of a partnership is required to take into account his share of items of income, gain, loss, deduction and credit of the partnership in computing his U.S. federal income tax liability, regardless of whether cash distributions are made to him by the partnership. Distributions by a partnership to a partner generally are not taxable unless the amount of cash distributed exceeds the partner’s adjusted tax basis in his partnership interest.
Section 7704 of the Internal Revenue Code provides that publicly traded partnerships, as a general rule, will be treated as corporations for U.S. federal income tax purposes. However, an exception, referred to as the “Qualifying Income Exception,” exists with respect to publicly traded partnerships whose “qualifying income” represents 90% or more of their gross income for every taxable year. Qualifying income includes income and gains derived from the transportation and storage of crude oil, natural gas and products thereof, including liquefied natural gas. Other types of qualifying income include interest (other than from a financial business), dividends, gains from the sale of real property and gains from the sale or other disposition of capital assets held for the production of qualifying income, including stock. We have received a ruling from the IRS that we requested in connection with our initial public offering that the income we derive from transporting LNG and crude oil pursuant to time charters existing at the time of our initial public offering is qualifying income within the meaning of Section 7704. A ruling from the IRS, while generally binding on the IRS, may under certain circumstances be revoked or modified by the IRS retroactively. As to income that is not covered by the IRS ruling, we will rely upon the opinion of Perkins Coie LLP whether the income is qualifying income.
We estimate that less than 5% of our current income is not qualifying income; however, this estimate could change from time to time for various reasons. Because we have not received an IRS ruling or an opinion of counsel that any income we derive from transporting LPG, petrochemical gases and ammonia pursuant to time charters that we have entered into or will enter into in the future, or income or gain we recognize from foreign currency transactions or from interest rate swaps, is qualifying income, we are currently treating income from those sources as nonqualifying income. We expect our gross income from charters relating to LPG, petrochemical gases and ammonia to increase as we operate the Dania Spirit for a full year and take delivery of three LPG newbuildings. Also, under some circumstances, such as a significant increase in interest rates, the percentage of income or gain from foreign currency transactions or from interest rate swaps in relation to our total gross income could be substantial. However, we do not expect income or gains from transporting LPG, petrochemical gases or ammonia, and foreign currency transactions or interest rate swaps and other income or gains that are not qualifying income to constitute 10% or more of our future gross income for U.S. federal income tax purposes. Nonetheless, we intend to request a ruling or an opinion of counsel, or take such other measures, including conducting the LPG operations in a subsidiary corporation, as necessary to ensure that the representations made by us and the general partner to Perkins Coie LLP described below continue to be true.
Perkins Coie LLP is of the opinion that, based upon the Internal Revenue Code, Treasury Regulations thereunder, published revenue rulings and court decisions, the IRS ruling and representations described below, we will be classified as a partnership for U.S. federal income tax purposes. In rendering its opinion, Perkins Coie LLP has relied on factual representations made by us and the general partner. The representations made by us and our general partner upon which Perkins Coie LLP has relied are:
•	We have not elected and will not elect to be treated as a corporation, and each of our direct or indirect wholly-owned subsidiaries has properly elected to be disregarded as an entity separate from us, for U.S. federal income tax purposes; and

•	For each taxable year, at least 90% of our gross income will be either (a) income to which the IRS ruling described above or other IRS ruling received by us applies or (b) of a type that Perkins Coie LLP has opined or will opine is “qualifying income” within the meaning of Section 7704(d) of the Internal Revenue Code.
     The discussion that follows is based on the assumption that we will be treated as a partnership for U.S. federal income tax purposes.
     Ratio of Taxable Income to Distributions.
     We estimate that a purchaser of common units in an offering who owns those common units from the date of closing of that offering through December 31, 2009, will be allocated an amount of U.S. federal taxable income for that period that will be 20% or less of the cash distributed with respect to that period. We anticipate that after the taxable year ending December 31, 2009, the ratio of allocable taxable income to cash distributions to the unitholders will increase. These estimates are based upon the assumption that gross income from operations will approximate the amount required to make our current level of distributions on all units, on the assumption that subsequent issuances of units, if any, during the period ending December 31, 2009 will not be made under circumstances that would increase the ratio of taxable income allocated to units issued in that offering to distributions during the period ending December 31, 2009 above 20%, on the assumption that the common units be sold at the current trading price in an offering and on other assumptions with respect to capital expenditures, foreign currency translation income, gains on foreign currency transactions, cash flow and anticipated cash distributions. These estimates and assumptions are subject to, among other things, numerous business, economic, regulatory, competitive and political uncertainties beyond our control. Further, the estimates are based on current U.S. federal income tax law and tax reporting positions that we will adopt and with which the IRS could disagree. Accordingly, we cannot assure you that the actual ratio of allocable taxable income to cash distributions on the common units during the period ending December 31, 2009 will not be materially greater than our estimate of 20% or less. For example, the ratio of allocable taxable income to cash distributions could be greater, and perhaps substantially greater, than 20% with respect to the period described above if:
•	gross income from operations exceeds the amount required to make our current level of distributions on all units, yet we continue to make distributions at the current levels; or

•	we make a future offering of common units and use the proceeds of that future offering in a manner that does not produce substantial additional deductions during the period described above, such as to repay indebtedness outstanding at the time of this offering or to acquire property that is not eligible for depreciation or amortization for U.S. federal income tax purposes or that is depreciable or amortizable, or produces deductions, at a rate significantly slower than the rate applicable to our assets at the time of that offering.
     If the ratio of allocable taxable income to cash distributions were materially greater than our estimate, the value of the common units could be materially adversely affected.
     Certain Consequences of Unit Ownership
Allocation of Income, Gain, Loss, Deduction and Credit. In general, if we have a net profit, our items of income, gain, loss, deduction and credit will be allocated among the general partner and the unitholders in accordance with their percentage interests in us. At any time that distributions are made to the common units in excess of distributions to the subordinated units, or incentive distributions are made to the general partner, gross income will be allocated to the recipients to the extent of these distributions. If we have a net loss for the entire year, that loss generally will be allocated first to the general partner and the unitholders in accordance with their percentage interests in us to the extent of their positive capital accounts and, second, to the general partner.
Specified items of our income, gain, loss and deduction will be allocated to account for any difference between the tax basis and fair market value of any property held by the partnership immediately prior to an offering of common units, referred to in this discussion as “Adjusted Property.” The effect of these allocations to a unitholder purchasing common units in an offering will be essentially the same as if the tax basis of our assets were equal to their fair market value at the time of the offering. In addition, items of recapture income will be allocated to the extent possible to the partner who was allocated the deduction giving rise to the treatment of that gain as recapture income in order to minimize the recognition of ordinary income by some unitholders. Finally, although we do not expect that our operations will result in the creation of negative capital accounts, if negative capital accounts nevertheless result, items of our income and gain will be allocated in an amount and manner to eliminate the negative balance as quickly as possible.
An allocation of items of our income, gain, loss, deduction or credit, other than an allocation required by the Internal Revenue Code to eliminate the difference between a partner’s “book” capital account, which is credited with the fair market value of Adjusted Property, and “tax” capital account, which is credited with the tax basis of Adjusted Property, referred to in this discussion as the “Book-Tax Disparity,” will generally be given effect for U.S. federal income tax purposes in determining a partner’s share of an item of income, gain, loss, deduction or credit only if the allocation has substantial economic effect. In any other case, a partner’s share of an item will be determined on the basis of his interest in us, which will be determined by taking into account all the facts and circumstances, including:
•	his relative contributions to us;

•	the interests of all the partners in profits and losses;

•	the interest of all the partners in cash flow; and

•	the rights of all the partners to distributions of capital upon liquidation.
A unitholder’s taxable income or loss with respect to a common unit each year will depend upon a number of factors, including the nature and fair market value of our assets at the time the holder acquired the common unit, we issue additional units or we engage in certain other transactions, and the manner in which our items of income, gain, loss and deduction are allocated among our partners. For this purpose, we determine the value of our assets and the relative amounts of our items of income, gain, loss and deduction allocable to our unitholders and our general partner as holder of the incentive distribution rights by reference to the value of our interests, including the incentive distribution rights. The IRS may challenge any valuation determinations that we make, particularly as to the incentive distribution rights, for which there is no public market. Moreover, the IRS could challenge certain other aspects of the manner in which we determine the relative allocations made to our unitholders and to the general partner as holder of our incentive distribution rights. A successful IRS challenge to our valuation or allocation methods could increase the amount of net taxable income and gain realized by a unitholder with respect to a common unit.
     Perkins Coie LLP is of the opinion that, with the exception of the issues described in the immediately preceding paragraph, “— Tax Treatment of Operations — Valuation and Tax Basis of Our Properties” below and “Material U.S. Federal Income Tax Consequences— Consequences of Unit Ownership — Section 754 Election,” and “— Disposition of Common Units — Allocations Between Transferors and Transferees” set forth in the prospectus part our registration statement on Form F-3 (333-137697) filed with the Securities and Exchange Commission, allocations under our partnership agreement will be given effect for U.S. federal income tax purposes in determining a partner’s share of an item of income, gain, loss, deduction or credit.
     Tax Treatment of Operations
Valuation and Tax Basis of Our Properties. The U.S. federal income tax consequences of the ownership and disposition of units will depend in part on our estimates of the relative fair market values, and the tax bases, of our assets at the time the holder acquired the common unit, we issue additional units or we engage in certain other transactions. Although we may from time to time consult with professional appraisers regarding valuation matters, we will make many of the relative fair market value estimates ourselves. These estimates and determinations of basis are subject to challenge and will not be binding on the IRS or the courts. If the estimates of fair market value or basis are later found to be incorrect, the character and amount of items of income, gain, loss, deductions or credits previously reported by unitholders might change, and unitholders might be required to adjust their tax liability for prior years and incur interest and penalties with respect to those adjustments. Please also read “— Allocation of Income, Gain, Loss, Deduction and Credit” above.
Taxation of the Partnership — Spanish Taxation
Spanish Taxation
The following discussion is based upon the tax laws of Spain and regulations, rulings and judicial decisions thereunder, and is subject to possible change on a retroactive basis. The following discussion is for general information purposes only and does not purport to be a comprehensive description of all of the Spanish income tax considerations applicable to us.
Teekay Spain S.L. (or Spainco) owns, directly and indirectly, a number of other Spanish subsidiaries, including those operating five of our Suezmax tankers and four of our Spanish LNG carriers.
Taxation of Spanish Subsidiaries Engaged in Shipping Activities. Spain imposes income taxes on income generated by our operating Spanish subsidiaries’ shipping-related activities at a rate of 32.5%. Two alternative Spanish tax regimes provide incentives for Spanish companies engaged in shipping activities; the Canary Islands Special Ship Registry (or CISSR) and the Spanish Tonnage Tax Regime (or TTR). As at December 31, 2006, the vessels operated by our operating Spanish subsidiaries were subject to the TTR, with the exception of two LNG carriers.
The TTR applies to Spanish companies that own or operate vessels, but does not depend upon the registry of the vessels. Consequently, there is no requirement for the vessel to maintain the Spanish or Canary Island flag or to follow the crewing requirements that correspond to these flags. However, the TTR regime requires that a certain percentage (measured in terms of net tonnage) of the vessels owned or operated under the TTR regime should be flagged in a European Union member state. If granted, the TTR regime will apply to the shipping company for an initial period of 10 years, which may be extended for successive 10-year periods upon application by the company.

Under this regime, the applicable income tax is based on the weight (measured as net tonnage) of the vessel and the number of days during the taxable period that the vessel is at the company’s disposal, excluding time required for repairs. The tax base currently ranges from 0.20 to 0.90 Euros per day per 100 tonnes, against which the generally applicable tax rate of 32.5% will apply. If the shipping company also engages in activities other than those subject to the TTR regime, income from those other activities will be subject to tax at the generally applicable rate of 32.5%.
If a vessel is acquired and disposed of by a company while it is subject to the TTR regime, any gain on the disposition of the vessel generally is not subject to Spanish taxation. If the company acquired the vessel prior to becoming subject to the TTR regime or if the company acquires a used vessel after becoming subject to the TTR regime, the difference between the fair market value of the vessel at the time it enters into the TTR and the tax value of the vessel at that time is added to the taxable income in Spain when the vessel is disposed of and generally remains subject to Spanish taxation at the rate of 32.5%.
We believe that the TTR regime provides several advantages over the first ship registry regime described above, including increased flexibility on registering and crewing vessels, a lower overall tax payable and a possible reduction in the Spanish tax on any gain from the disposition of the vessels.
To qualify under the CISSR, the Spanish company’s vessels must be registered in the Canary Islands Special Ship Registry. Under this registry, the Master and First Officer for the vessel must be Spanish nationals and at least 50% of the crew must be European Union nationals. Two of the vessels of our operating Spanish subsidiaries currently are registered in the Canary Islands Special Ship Registry and meet these ship personnel requirements. As a result, we believe that these subsidiaries qualify for the tax benefits associated with the first regime, representing a credit equal to 90% against the tax otherwise payable on income from the commercial operation of the vessels. This credit effectively reduces the Spanish tax rate on this income to 3.25%. This deduction does not apply to gains from vessel dispositions.
Taxation on Distributions by Spanish Entities. Income distributed to non-residents of Spain by our Spanish subsidiaries as dividends may be subject to a 18% Spanish withholding tax, unless the dividends are paid to an entity resident in a European Union member state, subject to certain requirements, or to an entity resident in a “tax treaty” jurisdiction. In addition, interest paid by Spanish entities on debt owed to non-residents of Spain is generally subject to a 18% withholding tax.
Spainco has obtained shareholder approval for itself and its subsidiaries to file a consolidated tax return for the 2006 and 2007 tax years. As a result, no withholding taxes should apply to any interest or dividend payments made between Spainco and its Spanish subsidiaries.
As described in our annual report on Form 20-F for the fiscal year ending December 31, 2006, Spainco is capitalized with debt and equity from Teekay Luxenbourg S.a.r.l. (or Luxco), which owns 100% of Spainco. We expect that Spainco will not pay dividends but will distribute all of its available cash through the payment of interest and principal on its loans owing to Luxco for at least the next ten years. Once these loans are fully repaid, Spainco will distribute all of its available cash to Luxco through dividends.
Pursuant to Spanish law, interest paid by Spainco to Luxco is not subject to Spanish withholding tax if our Spanish subsidiaries respect the debt-equity provisions applicable to direct and indirect debt borrowed from non-European Union resident related parties and if Luxco is a resident of Luxembourg, Luxco does not have a permanent establishment in Spain, and Luxco is not a company qualifying as a tax-exempt 1929 holding company under Luxembourg legislation. We believe Luxco meets the Spanish law requirements. Consequently, we believe that interest paid by Spainco to Luxco should not be subject to withholding tax in Spain.
Pursuant to the European Union Parent-Subsidiary Directive, dividends paid by Spainco to Luxco are not subject to Spanish withholding taxes if Luxco meets an ownership requirement and a Luxembourg presence requirement. We believe that Luxco has satisfied both the ownership and Luxembourg presence requirements and has qualified for the Spanish withholding tax exemption on any dividends that Spainco has paid to Luxco.
Qatar Taxation
The following discussion is based upon our knowledge of the tax laws of Qatar and regulations, rulings and judicial decisions thereunder. The following discussion is for general information purposes only and does not purport to be a comprehensive description of all of the Qatar income tax considerations applicable to us.
The Qatar Public Revenue and Tax Department’s (or QPRTD) has confirmed that foreign entities are subject to tax in Qatar on income earned from international shipping within Qatari waters. Qatar income tax is usually determined on a consolidated basis for multiple foreign entities owned by a common parent. In our case, the three RasGas II LNG carriers we operate in Qatar beginning in late 2006 are operated by separate shipowning subsidiaries owned by Teekay Nakilat, of which we own a 70% interest.
Based on the QPRTD’s confirmation, we believe that Teekay Nakilat’s income earned from activity in Qatar is taxable. Because the time charter revenue we earn from the Qatari voyages is earned on a daily or time use basis, we believe it is more likely than not that this revenue will be taxable in Qatar only in relation to the time the vessels operate in Qatari waters. Expenses specifically and demonstrably related to the revenue taxable in Qatar should be deductible in calculating income subject to Qatari tax.
Expenses specifically and demonstrably related to the revenue taxable in Qatar should be deductible in calculating income subject to Qatari tax. Based on past practice, we believe that:
•	in relation to expenses that are incurred wholly, necessarily and exclusively in relation to the periods for which individual vessels operate in Qatari waters, the QPRTD should accept these expenses as a deduction in arriving at taxable income;

•	in relation to expenses that accrue over the period of the time-charter contract for each vessel, it is more likely than not that the QPRTD will accept an apportionment of these expenses as a deduction in arriving at taxable income based on the time the vessel operates in Qatari waters as a proportion of the total period of the charter; and

•	in relation to depreciation of each of the vessels in a tax year, the QPRTD should accept as a deduction in arriving at taxable income an apportionment of the annual depreciation allowance permitted under the tax law based on the time the vessel operates in Qatari waters.
Based on our anticipated operation of the three RasGas II LNG carriers, we believe that the allocation and deduction of operating expenses, tax depreciation and interest expense to the revenue taxable in Qatar should result in no taxation in Qatar for the first ten years of operation. Furthermore, because our time charters with RasGas II provide for a gross up payment for any Qatari tax Teekay Nakilat must pay with respect to its operation of the LNG carriers in Qatari waters, we believe any Qatari taxes will not affect our financial results. However, during January 2006, Teekay Shipping Corporation entered into finance leases with a U.K. lessor for the three RasGas II vessels and will have to separately reimburse the U.K. lessor for any Qatari taxes.
Risk Factor
The IRS may challenge the manner in which we value our assets in determining the amount of income, gain, loss and deduction allocable to the unitholders, which could adversely affect the value of the common units.
     A unitholder’s taxable income or loss with respect to a common unit each year will depend upon a number of factors, including the nature and fair market value of our assets at the time the holder acquired the common unit, we issue additional units or we engage in certain other transactions, and the manner in which our items of income, gain, loss and deduction are allocated among our partners. For this purpose, we determine the value of our assets and the relative amounts of our items of income, gain, loss and deduction allocable to our unitholders and our general partner as holder of the incentive distribution rights by reference to the value of our interests, including the incentive distribution rights. The IRS may challenge any valuation determinations that we make, particularly as to the incentive distribution rights, for which there is no public market. Moreover, the IRS could challenge certain other aspects of the manner in which we determine the relative allocations made to our unitholders and to the general partner as holder of our incentive distribution rights.
     A successful IRS challenge to our valuation or allocation methods could increase the amount of net taxable income and gain realized by a unitholder with respect to a common unit. Any such IRS challenge, whether or not successful, could adversely affect the value of our common units.
Item 6 — Exhibits
The following exhibits are filed as part of this Report:

10.1	Agreement between Teekay Shipping Corporation and Teekay LNG Partners L.P. to purchase RasGas 3 and Tangguh project.
23.1	Consent of Independent Registered Public Accounting Firm — Teekay LNG Partners L.P.
23.2	Consent of Independent Registered Public Accounting Firm — Teekay GP L.L.C.
99.1	Consolidated Balance Sheet of Teekay GP L.L.C.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY LNG PARTNERS L.P.
Date: May 14, 2007	By:	/s/ Peter Evensen
Peter Evensen
Chief Executive Officer and Chief Financial Officer (Principal Financial and Accounting Officer)